Exhibit 3(ii)

RESOLUTIONS WITH RESPECT TO THE AMENDMENT AND RESTATEMENT OF BYLAWS

RESOLVED, that Section 3.8 of the Amended and Restated By-Laws of the Corporation be, and it hereby is, revised to read in its entirety as follows:

Section 3.8 Chairman of the Board. The chairman of the board shall preside at all meetings of stockholders and at all meetings of the board of directors. He shall be ex-officio a member of all standing committees. In general, he shall perform all duties incident to the office of chairman of the board, as herein defined, and all such other duties as from time to time may be assigned to him by the board of directors. At the discretion of the board of directors, either the chairman of the board or the president shall be the chief executive officer of the corporation.

RESOLVED FURTHER, that the first two sentences of Section 3.9 of the Amended and Restated By-Laws of the Corporation be, and they hereby are, revised to read as follows:

The president shall be the chief administrative officer of the Corporation and as such shall have general supervision of the affairs of the Corporation, subject to the control of the board of directors. Subject to the control and direction of the board of directors, the president may enter into any contract or execute and deliver any instrument in the name and on behalf of the corporation.